Exhibit 99.1

Israel-Based Clearmind Medicine Strengthening IP Portfolio with Three Provisional Patent Applications in the US

The applications for novel psychedelic-based combinations, developed with SciSparc, are based on monotherapy and novel combinations of SciSparc’s Cannamide™ and classical psychedelics

Tel Aviv, Israel / Vancouver, Canada, Feb. 15, 2023 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (NASDAQ: CMND) (CSE: CMND), (FSE: CWY) (“Clearmind” or “the Company”), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced that it has filed three provisional patent applications with the United States Patent and Trademark Office (USPTO) as part of its ongoing collaboration with pharmaceutical company SciSparc Ltd. (Nasdaq: SPRC) (“SciSparc”).

The patent applications refer to novel proprietary combinations of lysergic acid diethylamide (LSD), psilocybin, and N,N-dimethyltryptamine (DMT) and SciSparc’s Palmitoylethanolamide (PEA), the active ingredient of its proprietary CannAmide™. SciSparc is a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system.

These new patent applications demonstrate Clearmind’s corporate strategy to broaden the therapeutic psychedelic toolbox for patients with mental health disorders waiting for transformative medicines by developing treatments that potentially may offer synergy, increased efficacy, and safety while reducing cost.

Clearmind has a broad IP footprint in the psychedelic space with 23 patents in seven patent families, nine of which have been granted in major jurisdictions like the US, Europe, China, and India. The company has already filed patent applications for the combination of Clearmind’s MEAI with SciSparc’s PEA compound for treating alcohol use disorder, cocaine addiction and obesity and its related metabolic disorders.

“We continue to expand our work with SciSparc in an effort to expand the mental health therapy toolbox so we can offer patients safer and more effective treatments,” said Clearmind’s CEO Dr. Adi Zuloff-Shani, PhD. “Previous studies we have performed with MEAI and PEA suggested that combining the two allowed us to reduce doses of MEAI while maintaining efficacy levels.”

“The new patent applications aim to utilize psychedelic substances that have shown positive clinical results and to combine them with CannAmide, to potentially offer a treatment that is more effective, safer, and at lower costs. This strategy aligns with the company’s vision to bring patients the newest, most effective treatments while maintaining a high safety profile and a strong IP position to enhance commercial viability.”

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The company’s intellectual portfolio currently consists of seven patent families. The company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq and the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations

invest@clearmindmedicine.com

Telephone: (604) 260-1566

General Inquiries

Info@Clearmindmedicine.com

www.Clearmindmedicine.com

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus.

FORWARD-LOOKING STATEMENTS:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. In addition, we cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to us. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on February 6, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.